                                                                    EXHIBIT 4.72

SUMMARY OF KEY TERMS IN COOPERATION FRAMEWORK AGREEMENT DATED 25 OCTOBER 2006 BETWEEN YOUTH LEAGUE INTERNET, FILM AND TELEVISION CENTER AND BEIJING LIANFEI WIRELESS TELECOMMUNICATION TECHNOLOGY CO., LTD.

Based on the Cooperation Framework Agreement dated 26 April 2003 between Youth League Internet, Film and Television Center ("YLIFTC") and Qinghai Television Station, YLIFTC and Beijing Lianfei Wireless Telecommunication Technology Co., Ltd. ("Beijing Liangfei") agree as follows: (1) YLIFTC grants a Satellite Television Company ("STC"), an entity to be jointly owned by YLIFTC and Beijing Liangfei the exclusive right to operate programs and relevant business of the Comprehensive News Channel of Qinghai Satellite Television ("QTV"); (2) YLIFTC grants Shanghai Lingyu Culture Communication Co., Ltd. ("Shanghai Lingyu") the exclusive right to act as an advertisement agency of QTV; and (3) YLIFTC grants Shanghai Weilan Computer Co., Ltd. ("Shanghai Weilan") the exclusive right to operate value-added business of QTV.

YLIFTC undertakes to provide investment in amount of RMB10-20 million or equivalent to STC and assist STC in its business operation.

A six-month written notice is required in the event of early termination by YLIFTC or Beijing Lianfei. The compensation to the counterpart will be RMB10 million if any party unilaterally terminates this agreement without either the counterpart's written approval or any statutory ground/agreed condition.

This agreement will expire on 31 December 2013. Cooperation between the two parties is a long-term strategic cooperation. If YLIFTC still has cooperation relationship with QTV within one year before the expiration of this agreement, Beijing Lianfei has priority in entering into a new agreement with YLIFTC and extending cooperation period.